Exhibit 99.3

IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS

COUNTY DEPARTMENT, CHANCERY DIVISION

TIMOTHY FELDHEIM, LEONARD GOLDSTEIN,

RICK OLSWANGER, DAVE BARTELSTEIN,

JOHN ZAWASKI, and VIRGINIA McGATHEY,

on behalf of themselves and all others similarly situated,

Plaintiffs,

v.

ARDEIS H. MYERS, JR., on behalf of himself and

all others similarly situated, and

THE BOARD OF TRADE OF THE CITY OF

CHICAGO, INC.,

Defendants,

PATRICK J. ARBOR, THOMAS P. CUNNINGHAM JR.,

ROBERT E. GOLDBERG, WILLIAM D. HAGERTY,

GEORGE P. HANLEY, CHRISTOPHER K. HEHMEYR,

EDMUND J. O’CONNOR, FRANCIS X. O’DONNELL,

HENRY S. SHATKIN, LEE B. STERN, THOMAS J. WARD SR.,

FRANK L. SIMS, MICHAEL B. ALEXANDER, and TRUIT TROGDON,

Intervenor-Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	No. 00 CH 11791 Honorable Patrick E. McGann

MEMORANDUM OPINION AND ORDER

This matter comes before the Court for hearing on the Motion of the Plaintiffs, Timothy Feldheim, Rick Olswanger, Dave Bartlestein, John Zawaski, Virginia McGathey and Leonard Goldstein (collectively “Plaintiffs” or the “Plaintiff Class”) representing a class of similarly situated individuals and the Board of Trade of the City of Chicago, Inc., a Delaware non-stock corporation, (“CBOT”) to approve settlement of the claims of the Plaintiffs’ arising under Count II of their Fourth Amended Complaint for Declaratory and Injunctive Relief. The Court has granted leave to Arthur S. Wulf, a holder of less than a full membership to intervene as a Plaintiff and Patrick J. Arbor, Thomas P. Cunningham, Jr., Robert E. Goldberg, William D. Hagerty, George P. Hanley, Christopher K. Hehmeyer, Edmund J. O’Connor, Francis X. O’Donnell, Harry S. Shatkin, Lee B. Stern, Thomas J. Ward, Sr., Frank L. Sims, Michael B. Alexander, Truit Trodgon, and Mark R. Jiganti, holders of full memberships in the CBOT to intervene as Defendants.

I. History of the Litigation

In 1848, eighty-two merchants, in an effort to meet the need for a central market place for grains, founded the Chicago Board of Trade. The organization initially conducted business above a flour store on South Water Street. In 1859, the Board became a corporation by virtue of a charter issued by the State Legislature. The Board continued to trade only in grain related commodities until 1968.

In 1973, the CBOT founded the Chicago Board of Options Exchange (CBOE). This appears to be a significant change in the CBOT’s approach to business because in the next five years the Board organized markets for various government related financial instruments. As the Board expanded its operations it created various membership interests other than the original “full membership.”l

1Excepts from CBOT history at cbot.com

In 1999, the Board of Directors of the CBOT suggested to the members that the corporate structure of the organization needed to be changed. The proposal was to reorganize the CBOT from an Illinois charter corporation into a for profit structure which could potentially lead to a public offering of CBOT ownership. The membership approved the Board’s suggestion to explore this initiative. The first step was to transform the corporate structure into a Delaware non-stock corporation. This was completed in 2000.

In order to become a Delaware for-profit corporation, the Board would be required to issue shares of stock to the various members. This required a valuation of the CBOT as an ongoing operation, as well as, a formula to distribute that equity to the holders of the various membership interests. This was required because there was no previous allocation method provided in the certificate of incorporation, by-laws, rules or regulations.2

In order to accomplish this task, the Board formed a committee consisting of those directors who did not hold a membership interest in the CBOT. These individuals were empowered to hire, at their sole discretion, consultants and lawyers to assist in this endeavor. The committee chose William Blair & Company; a firm whose only connection with the CBOT was that the grandfather of the firm’s founder invented the reaper, as its consultant. The committee also engaged counsel who had never previously represented the CBOT.

After an investigation of the assets and ownership interests of the various forms of membership, the consultant recommended a range of distribution formulae to the independent committee in early 2000. In order to understand the dynamics of these proposals it is important to appreciate the make-up of the various Board of Trade memberships and their existing rights. The Board of Trade membership is divided into full members, (“FM”), associate members (“AM”), government instrument markets (“GIMS”) community options market (“COM”) and index, debt and energy market (“IDEM”). The following chart describes the individual attributes of each membership interest:

Type of Membership	FM	AM	GIMS	COM	IDEM
Votes	1	1/6	None	None	None
Liquidation Rights	1 share	1/6 share	.11 share	.005 share	.005 share
Trading Rights	All contracts	Financial futures and all options	Financial Futures	Index, debt and energy futures	All options
Other Rights	CBOE Exercise right

The consultant proposed various approaches to the problem of apportioning the equity in the CBOT. The consultant considered different distribution ratios, based upon various approaches:

Member Class	Liquidation Rights	Voting Rights	CERES Transaction	’99 Seat Price	’95-99 Seat Price	Spot Price	Contract Volume
Full	6.0 sh. or 89.99%[3]	6.0 or 91.57%	6.0 or 90.29%	2.49 or 75.62%	1.87% 70.58%	3.99 or 83.74%	1.25 or 50%
AM	1.0 sh. or 8.28%	1.0 8.43%	1.0 8.31%	1.0 16.78%	1.0 20.86%	1.0 11.60%	1.0 39.90%
GIMS	.67 sh. 1.31%	None .00%	.5 .99%	.45 1.80%	.39 1.93%	.36 1.0%	.02 .60%
COM	.03 sh. .21%	None .00%	.03 .21%	.28 3.89%	.29 5.01%	.27 2.58%	.12 4.8%
IDEM	.03 sh. .21%	None .00%	.03 .21%	.14 1.9%	.09 1.62%	.11 1.08%	.12 4.7%

[2]Amendment	6 Form S-4, CBOT Holdings, Inc. Filed May 6, 2003, p. 74.

3Percentage of total equity of the Board of Trade

In the context of this litigation it is important to understand that the consultant rejected the seat value approach for at least three reasons. First, the CBOE exercise right, which was an attribute of the full membership interest, was very difficult to evaluate. The report also suggested that the value of the seats had fluctuated in such great variations, that it was difficult to select the appropriate time frame. The final rationale was the difficulty in separating the ownership attributes of full membership from the trading rights it encompassed. As a result, the consultant offered a range of valuation approaches from 4.5 to 1 to 5.25 to 1,4 bases on several criteria. The consultant was additionally hobbled by the fact that this process was essentially esoteric because of the unique attributes of ownership and each level of membership interest. There is really no mathematical calculation that can be done to determine value.

After reviewing the report and deliberating, the Board adopted a proposal to allocate the equity in the non-stock Delaware CBOT as follows:

•	Full Members 5.0 shares or 88.07% of equity

•	Associate Members 1.0 shares or 9.72% of equity

•	GIM .50 shares or 1.16% of equity

•	COM .07 shares or .57% of equity

•	IDEM .06 shares or .48 % of equity

The Plaintiffs, shortly thereafter, instituted this litigation against full members of the CBOT who held full memberships at the exchange asserting that the deliberations of the Board were controlled by the 1402 full members and as a result these individual members owed a fiduciary duty to those members who hold less than full membership interests in the CBOT, as recognized by Delaware law. The initial action sought declaratory and injunctive relief solely against full members in their individual capacity. The Plaintiffs asserted that a hearing was required to determine the “entire fairness” of the allocation proposal as defined by Delaware law. They further sought a declaration that a vote by any full member to support the proposal would be a breach of the fiduciary duty owed to those members holding less than a full membership interest.

No claims were instituted against the Board or any individual members of the Board for breaches of their fiduciary duty in failing to independently evaluate the proposal. See, e.g., Paramount Communications Inc. v. QVC Network, lnc., 637 A. 2d 34, 48 (Del. 1994) (imposing a high duty of good faith and loyalty to shareholders affected by proposed change in corporate control, and imposing a higher level of judicial scrutiny).

After jurisdictional issues were determined by the Appellate Court, the Plaintiffs moved to certify the matter as a class action. The Plaintiff requested this Court to certify as a Plaintiff Class all members of the CBOT who hold less than a full membership interest in the organization. The Plaintiff also requested that the Court certify as a Defendant Class all members of the CBOT who hold full memberships. For the reasons discussed at that time, the Court granted those motions and certified a Defendant and a Plaintiff class.

As the parties engaged in motion practice extensive discovery was undertaken, including written discovery, exchange of documents and depositions of the members of the allocation committee, current and former chairs of the CBOT. The former non-member “president” of the CBOT was also questioned. The Plaintiffs deposed a significant number of full members who constituted what can best be described in terms of deference as the “elders of the CBOT.” These depositions, in the Court’s opinion, yielded not one scintilla of evidence that any individual or groups of full members met with the independent allocation committee of individual Board members either during or before the adoption of the proposed allocation formula in an effort to influence or control its deliberations. It is that type of intrusive conduct that creates a fiduciary duty in a majority or group of

4Ratio of equity distribution between Full Membership interests and less than Full Membership interests shareholders. See, e.g., Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, 1344 (Del. 1987)5. As a result of the absence of any evidence of such conduct by the full members acting either alone or in concert, this Court granted summary judgment in favor of the Defendant Class.

The Plaintiff Class appealed and this Court’s ruling was reversed.6 The Appellate Court commenced its analysis not with a discussion of the role of individual full members or any group or combination of full members in the deliberations that resulted in the allocation proposal. Rather, the Court analyzed the results of the deliberations to determine if they worked to the advantage of the full members. The Court began this analysis by attaching apparent significance to the either politically astute or sinister observation by William Blair & Co. that any proposal must satisfy the full members if it is to receive a favorable vote. Feldheim v. Sims, 344 Ill. App. 3d at 346. The Court then concluded that the consultant provided no basis for the opinions as to the valuation range of 4.5 to 1 to 5.25 to 1 submitted to the allocation committee which consisted of five members, three of whom were, the longest serving Governor of the State of Illinois, the long time Minority Leader of the House of Representatives, and the Dean of the University of Chicago Graduate School of Business. Interestingly, in a footnote, the Court recognized that if the Board decided to reorganize by liquidating after selling its assets the full members would receive approximately 90% of the net equity, William Blair suggested that if that were used as a benchmark that a 10% discount be assessed to create an immediacy of adoption and avoid unnecessary delay and satisfaction. This was called a sensitivity factor.

The Court also was troubled by the failure of the allocation committee to enunciate the reasons for its exercise of its unchallenged business judgment in selecting the ultimate 5 to 1 ratio. The Court also anguished over the fact that William Blair & Co. was not able to clarify the basis for this decision which was made during deliberations in which they did not participate. The Court also determined without the citation to any testimony in the depositions that were part of the record or citation to any authority or treatise, that the market value of the seat was the most significant factor to be used in determining the allocation of CBOT equity. The Court, for example, never reconciles the fact that the Full Members could, in accordance with the corporate charter, vote to liquidate the exchange and receive 90% of the resulting equity.

The Court apparently determined that the Full Members engaged in self dealing as defined by Delaware law,7 because it remanded the matter not to determine whether the Full Members acted to dominate the decision of the allocation committee but to conduct an entire fairness hearing to determine how much greater than fifty percent of the equity the Full Membership holders should receive in an allocation proposal.

Subsequent to the Appellate Court ruling, as will be more fully discussed below, the CBOT and the Plaintiffs engaged in settlement discussions that resulted in an initial settlement agreement in February of this year.

Upon remand the CBOT sought to intervene in these proceedings, the Court denied that request. The Court suggested, for reasons in the record, that it would be preferable to add the CBOT as a defendant. This resulted in the filing of a Fourth Amended Complaint adding Count II seeking declaratory and injunctive relief against the CBOT. The filing also caused an amendment in the Settlement Agreement. In the new Count, apparently based on the Appellate Court’s determination that the Full Members had engaged in self-dealing, the Plaintiff Class seeks to preclude the CBOT from conducting any vote on restructuring under the 5 to 1 allocation recommended by the Committee.

5A shareholder who owns less than 50% of a corporation’s outstanding stock does not without more, become a controlling shareholder of that corporation, with a concomitant fiduciary status. For a dominating relationship to exist in the absence of controlling stock ownership, a plaintiff must allege domination by a minority shareholder through actual control of corporation conduct.

6Feldheim v. Sims, 344 Ill. App. 3d 135 (2003)

7Self-dealing occurs when the majority shareholders cause the dominated corporation to act in such a way that the majority shareholders receive something from the corporation to the exclusion and detriment of the minority shareholders. Sinclair Oil Corp. v. Levien, 280 A2d 717, 720 (Del. 1971).

Subsequent to that filing, the Plaintiff Class and the CBOT petitioned this Court to approve the settlement that will be discussed later in this opinion. Once that occurred, Mr. Wulf sought to intervene in order to discuss his views as an owner of less than a full membership. Messrs. Sims, Alexander and Trogden asked to be removed as Defendant Class Representatives because their interests were in conflict with the position of the Full Member Class. They were replaced by Mr. Myers. The remaining Intervenors are owners of Full Membership interests and assert a position in conflict with the Defendant Class. Two full members, Mr. Brophy and Mr. Stevens have filed letters with the Court which have been read and considered.

II. Legal Standard

The Code of Civil Procedure requires that once a class is certified any action to dismiss or compromise the claim(s) brought on their behalf must receive court approval. 735 ILCS 5/2-806. It is important to understand that in the role of approving the class action settlement, the judge stands as a guardian of the interests of the absent class members. Waters v. City of Chicago, 95 Ill. App. 3d 919, 924 (1st Dist. 1981). This is especially important in this case for as will be demonstrated the absent defendant class members, although not a party to the settlement agreement, greatly affected by any action the Court takes on this Petition.

Perhaps the most complete discussion of the factors to be considered in granting approval of a settlement is found in City of Chicago v. Korshak, 206 Ill. App. 3d 968 (1st Dist. 1991). Those factors include:

•	Strength of the Plaintiff’s case, balanced against the money or other relief offered in the settlement

•	Defendant’s ability to pay

•	Complexity, length, and expense of further litigation

•	Amount of opposition to the settlement

•	Presence of collusion in reaching the settlement

•	Reaction of members of the class to the settlement

•	Opinion of competent counsel

•	Stage of the proceedings and the amount of discovery completed.

At the conclusion of the hearing, the judge may enter an order either approving or disapproving the settlement. The court has no authority to modify the agreement after notice has been sent to absent class members. In re: General Motors Engine Interchange Litigation, 594 F. 2d 1106, 1133 (7th Cir. 1979).

III. The Settlement Agreement

The Agreement was reached on February 6, 2004 and has had two amendments. The Agreement provides that the Board of Directors will submit to the voting members a proposal to distribute all of the equity ownership interests of the non-stock Delaware corporation referred to herein as the CBOT as follows:

• Full Members	77.65%
• Associate Members	16.31550407%
• GIMS	1.323979731%
• COM	3.27430372%
• IDEM	1.436212475%

In addition, the agreement further provides that the Plaintiff Class Representatives have the right to petition the Court for any award of up to .10% of the CBOT equity ownership interest as compensation for services rendered and the risk undertaken by initiating this litigation. This award will come from the allocation of 22.35% to the less than full membership interests reducing their net distribution accordingly. The CBOT agreed to submit no other allocation formula to its members for five years after the final judgment in this case.

The Agreement also provides a “Minority Bill of Rights.” These guarantees include the promise from the CBOT not to adopt any rule, regulation or other change in the Agreement that are adverse to the trading rights of the “Minority Members,” as they existed on February 2, 2004. This does not preclude the CBOT for granting temporary trading rights to individuals. The CBOT also may create new contracts and memberships in accordance with the existing governing documents of the CBOT.

The CBOT may continue its existing transaction fee schedule for member firms, non-member customers and lessees of membership. However, the fees for transactions on contracts traded by the various membership holders will be the same for the same contracts. The CBOT also agreed that all dues and assessments will be in accordance with the proposed allocation.

These rights can only be changed by the affirmative vote of the majority of the membership interest affected. These rights will end upon a change of control, as the term is defined in the instrument, of the CBOT.

The CBOT also agreed to pay Plaintiff Class counsel fees in two installments. $3.5 million is the first installment on entry of a final judgment order. This sum accrues interest from February 5, 2004 at the prime rate, as defined, less 1% until payment. In addition, if the allocation and distribution is effected within three years of the first vote approving restructuring of the CBOT or five years of the final Judgment Order in this case. Upon the occurrence of this condition, the CBOT agrees to pay an additional $4 million to counsel for the Plaintiff Class. This amount also accrues interest. The payment of fees is secured by letters of credit.

The Plaintiff Class also agreed to refrain from contesting the CERES trading Partnership liquidation and distribution that occurred in 2003. The Plaintiff Class also released the CBOT from any claims that arose between them up to the date of final judgment. The CBOT will execute a similar release. Finally, if the Agreement is approved by the Court, the Plaintiff Class will move to dismiss Count I of the pending Complaint with prejudice.

On April 20, 2004, the Agreement was modified to provide that if the Court failed to grant final approval, Count II would be dismissed without prejudice. The Amendment further provided that the CBOT would not seek to impose any fees or costs imposed by statute or the Rules of the CBOT against the Plaintiff Class if Count II were withdrawn.

On July 1, 2004, the Agreement was again amended to provide that the CBOT would not assert any claim that a finding by this Court as to the fairness of the proposed Agreement bars any subsequent claim by a full membership interest holder. This does not include a waiver of the right of the CBOT to re-coup its fees and costs against any member who is unsuccessful in such litigation. The Plaintiff Class further agreed that it would not assert, at any time, that a vote by a Full Member for or against the allocation formula in the Agreement was a breach of fiduciary duty. Finally, The Plaintiff Class indicated that a release would be executed for any and all claims that any member of the Class had against a Full Member who did not opt out of the Defendant Class and did not object to the Court’s approval of the Agreement. The release would cover all claims from the beginning of time to April 20, 2004.

IV. Discussion

The first factor to be analyzed by the Court is the strength of the case for the Plaintiffs on the merits, balanced against the money or other relief offered in the settlement. It is the Court’s opinion, that in this unique case an evaluation of the relative strength of the Defendant Class’ position in the litigation is also important. Indeed, the analysis of the strengths and weaknesses of the claims made and defenses asserted are the most critical part of the analysis. This position formed the basis of the Court’s rather detailed analysis of the reasoning supporting the Appellate Court’s opinion reversing summary judgment and remanding the matter to this Court.

The Plaintiff Class asserts that its claim will most likely result in an allocation of the equity interest of the CBOT which will be less than that given to the Full Members. The Plaintiffs suggest that the result will, based on the Appellate Court analysis, be closer to the 1.87 to 1 ratio suggested by seat price. This analysis while certainly appropriate may not be accurate because of the lack of evidence in the record supporting that assumption.

The Defendant Class points to the reality that the value of the equity interest is substantially different than the seat prices. The seat price approach ignores the residual value of liquidation rights, the ability to trade on any exchange and the premium afforded to control. While these arguments are facially compelling, one shadow looms over the arguments of both parties, the role of the CBOT.

The underlying misconception by both Plaintiffs and Defendants is that the mere fact that an allocation is approved by this Court8 does not guarantee that the CBOT will submit it for a vote. To the contrary, as noted during argument, the CBOT Board in the proper discharge of its duties may, in the face of the promise of continued litigation, withdraw the proposed allocation. It may believe the sensitivity factor described by William Blair & Co. should result in a greater discount than the suggested ten per cent.9 While the latter action may be considered a victory by the Plaintiff Class, it fails to move the Parties closer to their mutual goal of unlocking the equity of the CBOT by issuing publicly traded securities.

These observations lead necessarily to the strength of the Plaintiff Class’ position that the Full Members control the actions of the CBOT. As the events have unfurled since the Appellate Court ruling, it appears that the strength of that argument has greatly diminished. Moreover, the Appellate Court’s decision is interlocutory in nature, and while it binds this Court under the doctrine of law of the case, its decision is subject to review by the Supreme Court if an immediate appeal does not result in a reconsideration of its original ruling based upon a review of the recent developments. However, such possibilities are extremely remote, and absent any action by the Board of the CBOT a fairness hearing will most likely result in some adjustment downward of the allocation due the Full Members. Even if this Court were to solely assess value on liquidation rights the distribution would result in a allocation of 89. 99% to which William Blair & Co. suggested at least a discount to approximately 80%. In addition, the equity interests of the CBOT have presumably changed because of the CERES distribution. Hence, the claims are relatively equal in strength with no clear result obvious or predictable.

In contrast, the Agreement offers a significant opportunity to achieve each party’s goal, restructuring the CBOT. The proposed allocation is well within some of the allocation values expressed by the allocation committee’s expert. It cannot be too often repeated, that the allocation formula is not capable of being determined with mathematical certainty. It can only be determined by an informed judgment made after considering the opinions of qualified experts in light of the goal of best serving the members interest. Counsel retained to assist in complying with governmental regulations concerning the sale of securities suggests this litigation must end to insure moving forward on this initiative.

It is true that the Plaintiff Class would not be able to achieve the Bill of Rights and reimbursement for attorney’s fees in the continued litigation. The Bill of Rights, appears to the Court, to be nothing more than a statement of ethical principles that responsible business people should embrace. As for the attorney’s fees the CBOT was to a point paying the fees of the attorneys for the Defendant Class. They of course incurred fees to negotiate the Agreement and are paying the fees of certain intervenors. It certainly is an act of equity to pay these fees. Moreover, in light of the potential profit to be realized from a potential restructuring, it is a rather modest sum.10

Hence, the first factor strongly suggests that the settlement is fair and reasonable to all the affected parties.

The potential inability to obtain satisfaction of any judgment is not a factor that affects the deliberation in assessing this proposed settlement.

The Court will next discuss the amount of opposition to the settlement, as well as, the reaction of the members of the class to the settlement.

8 The Court acknowledges that it has repeatedly stated that at a fairness hearing no independent allocation would be made. However, after a review of the Appellate Court remandment direction it appears that in the words of a former White House Press Secretary “Those words are no longer operative.”

9 344 Ill. App. 3d at 141

10 See affidavit of Dr. Mark Frigo

The only member of the Plaintiff Class to object was Arthur Wulf. Mr. Wulf objects to the allocation formula on two bases. The first relates to the mathematical distribution of the allocation. It is apparent that Mr. Wulf fails to appreciate the manner in which the equity will be distributed. The Court believes that whenever the CBOT determines to make a stock distribution, the number of shares will be allocated to the membership groups in accordance with their respective percentage allocation. The number so derived will be divided among the members of that group based on membership numbers. His second position relates to the percentage allocation between the various membership groups who hold less than full memberships. The Court has reviewed this issue above and does not believe there are reasons to reconsider the Court’s position as noted above. Finally, on the issue of fees, that matter has also been discussed and resolved. The remaining members of the Plaintiff Class support the settlement.

The Defendant Class has fractionalized. The originally certified Class Representatives have asked this Court to approve the settlement and their request is very compelling. Perhaps no Full Members are more informed of the dynamics of this litigation and its probable outcome and the impact on the CBOT than Messrs. Sims, Alexander, and Trogdon. They have been joined by many of the members described above as the “Elders” of the CBOT. These individuals have long term experience in the operation of the Board. Indeed Mr. Stern, who now supports the settlement, was adamant that a 6 to 1 allocation should have been the proper formula. This change of position suggests a long term view of the business needs of the CBOT and is also entitled to great deference.

The Board has gathered proxies supporting the settlement from 975 full members supporting the Agreement. The Defendant Class, of whom most of the 975 remain as members, suggests these proxies have been obtained by a campaign of misinformation and concealment that would disturb even the most scurrilous campaign manager. Corporations are the purest form of democracy and shareholders, officers and directors often lobby for support in advance of any corporate vote. This campaign appears, in two significant respects, to be significantly different. First, the electorate is a group of men and women, as well as large corporations, who are sophisticated investors. They are trained, indeed, their livelihood depends on their ability to identify and assess risks. It is also apparent from the additional materials filed by Mr. Brophy and Mr. Stevens that there are extensive communications among the members. While human nature suggests that everyone has a tendency to view truth in the light most favorable to themselves, there is no reason to believe any action taken by Mr. Carey, the Chairman, or any other person misled anyone as to the nature of the settlement.

The second difference is that each member of the Defendant Class received a Notice reviewed and approved by this Court. The Notice detailed the terms of the Agreement in plain language. The Notice was accompanied by a copy of the Agreement. The Court can think of no better manner in which to inform those affected by its terms.

The Defendant Class also suggests the settlement is unfair because it does not effect a release to all Full Members who do not support the Agreement. The Class also suggests the release should go forward. As to the latter position, any such agreement is void as against public policy. Feltmeier v. Feltmeier, 207 Ill. 2d 263, 286 (2003). As to the failure to offer a release to all full members, that is a tactical decision in negotiation and a factor to consider by a litigant in accepting a proposed settlement. It is not sufficient to require this Court to disapprove the settlement.

Additionally, it is asserted that the terms of the Agreement are coercive in that they interfere with the members rights to vote. They suggest that the agreement not to submit another allocation proposal for five years creates a forced vote for reorganization on the settled terms. First, the Class points to no authority which precludes a Board from agreeing to submit a proposal for shareholder approval as part of a settlement of a law suit. The absence of the “sunset” provision would render the Agreement illusory from the Class Plaintiff’s point of view. Hence, the CBOT was in a position of negotiating an agreement to end litigation to proceed with the reorganization its members desire. The absence of such a provision would result in further litigation that would have an unpredictable result and be of undetermined duration. There is nothing illegal or wrongful about that portion of the agreement.

The most troubling portion of the Agreement is the Plaintiff Class promise to voluntarily dismiss with prejudice Count I against the Defendant Class. It is assumed by the Parties, that this action will leave in place the Appellate Court determination that the Full Members have a fiduciary relationship to those with less than full membership interest. The Parties have cited no authority for that position and the Court after inquiry can add nothing of interest to that dearth of support. What is clear to this Court is that the Plaintiff Class does not have an absolute right to voluntarily dismiss a claim with prejudice pursuant to the statute.11

The troubling aspect of this issue is that the Defendant Class may be subject to future litigation concerning other actions by the Full Members. That litigation will no doubt feature citation to the Appellate Court decision as having some sort of precedent or outcome determinative affect, despite the language potentially limiting the decision to “in the foregoing circumstances.”12 If the Parties are correct in their assessment, the Class Plaintiffs have obtained a strong weapon in future corporate decision making, even if reorganization is not approved. This will be gained by denying the Defendant Class from pursuing their full appeal rights regarding the final ruling by this Court on the merits that a complete analysis of this issue be undertaken.

The Plaintiff Class suggests that the “law of the case” doctrine precludes relitigation of this issue and that the Defendant Class has litigated and lost and hence they are bound by the ruling. Thus, they argue, that this aspect of the Agreement is nothing more than an acknowledgement of reality. This result would clearly have an adverse affect on the rights of the Class Defendants who, while not parties to the agreement, will have their legal rights affected. This argument is inconsistent with this Court’s understanding of that doctrine. The “law of the case” doctrine provides that a question of law decided on a previous appeal is binding on the trial court on remand as well as the appellate court on a subsequent appeal. This doctrine, however, does not preclude reconsideration of a previous judge’s order if the facts before the court changed or injustice were manifested. Aardvark Art Inc. v. Lehigh/Steck-Warlick, Inc., 284 Ill. App. 3d 627,633 (1996). Clearly, the application of this doctrine is limited to the continued litigation in the same proceeding. As the Plaintiff Class is essentially abandoning its claim, it is also abandoning any interlocutory relief it received. The doctrine does not carry over into subsequent litigation between the parties to preclude litigation of previously resolved issues. Claim or issue preclusion arise in the context of res judicata and collateral estoppel.

The res judicata effect of a judgment in a declaratory judgment action on subsequent cases or controversies has not received much attention in Illinois jurisprudence. See Bailey v. State Farm Fire and Casualty Company, 208 Ill. App. 3d 964, 969 (1991). The nature of a declaratory judgment action, in this Courts judgment precludes application of the doctrine of res judicata, but allows for issue preclusion under a theory of collateral estoppel.

The doctrine of res judicata, also referred to as estoppel by judgment, provides that a final judgment rendered by a court of competent jurisdiction in a previous action between the parties bars a subsequent action between those parties on the same claim or cause of action. Hexacomb Corp. v. Corrugated Sys., 287 Ill. App. 3d 623, 630 (1997). In effect, the successful litigant’s claim is merged into the judgment and the public policy deterring multiplicity of litigation acts to preclude subsequent actions based on different legal theories. Res judicata is often referred to as claim preclusion. Here, the Class Plaintiff cannot claim the benefit of this doctrine in future litigation because there has been no final judgment. That will occur when a final judgment is made and all appeals are exhausted.

The doctrine of collateral estoppel, also referred to as estoppel by verdict, applies when a party participates in two separate and consecutive cases arising from different causes of action. The parties are precluded from relitigating an issue in the subsequent proceeding where that issue was actually or necessarily decided by a court of competent jurisdiction in the earlier proceeding. Id. at 631. Collateral estoppel is a more limited doctrine than res judicata as it only bars subsequent actions as to the point or question actually litigated and determined in the prior suit and not as to matters that might have been litigated and determined. Id. It is absolutely necessary that

11735 ILCS 5/2-1009(a)

12344 Ill. App. 3d at 152

there shall have been a finding of a specific fact in the former judgment or record that is material and controlling in that case and also material and controlling in the subsequent case and that the matter of fact was so in issue that it was necessarily decided by the court rendering the prior judgment. Id. The minimum threshold elements that must be satisfied for collateral estoppel are that (1) the issue decided in the prior suit is identical to the one presented in the pending suit; (2) there was a final judgment on the merits in the prior adjudication; and (3) the party against whom the estoppel is asserted was either a party or in privity with a party in the prior lawsuit. Id. at 632. Collateral estoppel is often referred to as issue preclusion. Here, again there is no final judgment and the doctrine has no application.

As the Court has concluded that the legal effect of this Agreement will essentially vacate the cause determinative impact of the Appellate Court decision in future litigation between the Plaintiff Class and the Defendant Class, this factor cannot prevent approval, of the Agreement.

There is absolutely no suggestion of collusion, let alone evidence of such conduct. The Parties have documented the arms-length give and take of the negotiations. The decisions to enter into this resolution of the dispute were fruits of hard analysis and thoughtful analysis by each side. That process is detailed in the record and need not be repeated here. However, one fact is of note. The Defendant Class suggests that the CBOT engaged in no independent analysis in reaching their decision. That position ignores the vast data that William Blair & Co. amassed and submitted. It also included reference to the valuation formula developed by the Chicago Mercantile Exchange. The elected leaders of the CBOT have the right to analyze the information, assess the impact of other factors and make an informed business judgment. The record adequately reflects that was done in this case.

The Court is also impressed by the endorsement of the Agreement by the various counsel representing disparate interests. The greatest weight is given to the opinion of counsel representing the intervening Full Members.

Finally, although there has been extensive discovery concerning the facts, the Court believes that a small amount of expert discovery concerning valuation techniques must be undertaken. This would suggests a trial in early 2005. The extensive amount of discovery concerning the factual underpinnings of the litigation has given all parties the necessary insight into the relative strengths and weaknesses of the other’s case. Moreover, the Court is convinced that the losing side would appeal, delaying the ultimate resolution for a minimum of two to three years.

Therefore, based upon the arguments, exhibits, and submissions of counsel. This Court will enter a final approval of the Agreement entered between the CBOT and the Plaintiff Class on February 4, 2004 as amended by the two subsequently executed documents.

V. ORDER

WHEREAS, pursuant to 735 ILCS 512-806, this Court held a Settlement Hearing on September 10, 2004, to decide whether to approve the February 6, 2004 Settlement Agreement (“Settlement Agreement”) as amended between the Plaintiff Class Representatives, on behalf of the Plaintiff Class (”Plaintiffs”), and the Board of Trade of the City of Chicago, Inc.. (“CBOT”);

WHEREAS, prior to conducting the Settlement Hearing, due notice had been sent to the members of the Plaintiff and Defendant Classes in accordance with the United States and Illinois Constitutions and all applicable laws;

WHEREAS, the members of the Plaintiff and Defendant Classes had sufficient opportunity to be heard with respect to the proposed Settlement Agreement and/or to enter an appearance individually or through their counsel;

WHEREAS, the Court has reviewed and considered all of the relevant documents and testimony presented at the Settlement Hearing and in relation thereto, and is otherwise duly advised in the premises;

IT IS HEREBY ORDERED as follows:

A. Pursuant to 735 ILCS 5/2-806, the Settlement Agreement, and all of the terms contained therein, including, but not limited to, the plan for the allocation of equity among CBOT members and membership interest holders upon Restructuring, Plaintiff Class Counsel’s attorneys’ fees, the compensation award to the Plaintiff Class Representatives, and the Plaintiff Class’ dismissal with prejudice of their claims against the Defendant Class and the CBOT are hereby approved as fair, adequate, and reasonable and in the best interest of all CBOT members and membership interest holders.

B. The CBOT is directed to effectuate all forms of relief embodied and provided in the Settlement Agreement. All parties hereto and all Plaintiff and Defendant Class members who did not request exclusion from their respective Classes are bound by the findings of this Court as expressed herein. All parties to the Settlement Agreement and all Plaintiff Class Members who did not request exclusion from the Plaintiff Class are bound by each of its terms.

C. Pursuant to the Settlement Agreement, the Court grants Plaintiffs’ Motion for Voluntary Dismissal of this lawsuit with prejudice against the Defendant Class Representatives, the Defendant Class, and the CBOT. The portion of this order dismissing this lawsuit with prejudice against the Defendant Class Representatives, the Defendant Class, and the CBOT shall be of no force and effect in the event this approval of the Settlement Agreement is overturned on appeal. This Order is a final and appealable judgment.

D. The Court retains jurisdiction over all the parties to this lawsuit and over all of the parties to the Settlement Agreement, including the CBOT, the Plaintiff Class and the Defendant Class, solely adjudicate the Petition for Fees of the Defendant Class Counsel, which shall be filed within 14 days hereof and to implement all of the terms of the Settlement Agreement, approved by this final order and judgment.

DATED:	September 20, 2004	ENTER:	/s/ Judge Patrick McGann